SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


In the Matter of                    )
National Grid USA, et. al.          )
                                    )       Certificate Pursuant to Rule 24
File No. 70-9537                    )       of Completion of Transactions
                                    )
Public Utility Holding Company      )
Act of 1935                         )


          This Certificate of Notification is filed by National Grid USA, a Delaware corporation ("Grid USA"), in connection with the transactions proposed in Grid USA's Application/Declaration on Form U-1 (File No. 70-9537), as amended (the "Application"), and authorized by order of the Commission dated April 14, 2000 (Release No. 35-27166). Pursuant to Rule 24 under the Act, 17 C.F.R.
section 250.24 (1999), Grid USA hereby certifies that the transactions have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application and of the Commission's order with respect thereto.

         Exhibit

         F-5      Past-tense opinion of counsel


                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.


NATIONAL GRID USA

BY:

     /s/ Kirk Ramsauer
     ------------------------------
     Name: Kirk Ramsauer
     Title:   Deputy General Counsel

Dated:  May 9, 2000

     25 Research Drive,     Westborough, Massachusetts   01582

                                                     May 9, 2000


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549


     Re: Form U-1 Application/Declaration Seeking Approvals Related to the Proposed Combination of National Grid USA (formerly New England Electric System) and Eastern Utilities Associates - File No. 70-9537


Ladies and Gentlemen:

          National Grid USA (formerly New England Electric System) (hereinafter referred to as "Grid USA") has acquired Eastern Utilities Associates ("EUA"), with Grid USA being the surviving entity, pursuant to an Application/Declaration on Form U-1 (File No. 70-9537), permitted to become effective by order of the Commission dated April 14, 2000 (Holding Co. Act Release No. 35-27166). Grid USA is a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act") and is a member of the National Grid Group plc holding company system, also registered under the Act. The Application/Declaration also covers the acquisition of common shares related to the mergers of Eastern Edison Company and Massachusetts Electric Company ("Mass. Electric"), with Mass. Electric being the surviving entity; Montaup Electric Company and New England Power Company ("NEP"), with NEP being the surviving entity; Blackstone Valley Electric Company, Newport Electric Corporation, and The Narragansett Electric Company ("Narragansett"), with Narragansett being the surviving entity; and EUA Service Corporation and New England Power Service Company ("Service Company"), with Service Company being the surviving entity. Grid USA also indirectly acquired EUA's non-utility business. In connection with these mergers, securities were issued, indebtedness assumed, and guarantees assumed, all as more fully described in the Application/Declaration. Authorization for payment of dividends out of surplus also was requested. I am Deputy General Counsel for Grid USA and the companies in its holding company system and am familiar with the transactions covered by the Application/Declaration for which approval was granted (the "Transactions") under the Act.

          I am a member of the bar of Massachusetts. I am not a member of the bar of any other country or state of the United States in which certain of the Applicants are incorporated or qualified to do business, and do not hold myself out as an expert in the laws of such states, although I have consulted and will consult with counsel who are experts in such laws. For purposes of this opinion, to the extent I deemed necessary, I have relied on advice from counsel employed or retained directly or indirectly by Grid USA.

          In connection with this opinion, I or attorneys in whom I have confidence, have examined originals or copies, certified or otherwise identified to my satisfaction, of such records and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions expressed in this letter. In my examination, I have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions, I have, when relevant facts were not independently established, relied upon statements contained in the Application/Declaration.

          The opinions expressed below are subject to the following assumptions, qualifications, limitations, conditions and exceptions:

          o All required approvals, authorizations, consents, certificates, rulings and orders of, and all findings and registrations with, all applicable federal and state commissions and regulatory authorities with respect to the Transactions have been obtained or made, as the case may be (including the approval of the Commission under the Act), and the Transactions have been accomplished in accordance with all such approvals, authorizations, consents, certificates, orders, filings and registrations.

          o The appropriate corporate actions have been taken by both the issuer and acquirer of the securities contemplated by the Application/Declaration and the documents transferring the securities have been duly authorized, executed and delivered with all appropriate transfer or other taxes paid.

          o Grid USA and each of its subsidiaries and associate companies involved in the proposed transactions, at the time of the proposed transactions, were a duly incorporated corporation or duly formed limited liability company or partnership in the jurisdiction in which it was domiciled.

          o No act or event other than as described herein shall have occurred subsequent to the date hereof which would change the opinions expressed below.

          Based upon the foregoing and subject to the assumptions, qualifications, limitations, conditions and exceptions set forth herein, it is my opinion that, in connection with consummation of the Transactions:

          (a) all state and federal laws applicable to the proposed transactions have been complied with;

          (b) the issuer of any securities proposed in the Application/Declaration was duly formed or incorporated under the laws of the jurisdiction in which it was domiciled;

          (c) such securities were validly issued, fully paid and nonassessable, and the holders thereof were entitled to the rights and privileges appertaining thereto set forth in the charter or other document defining such rights and privileges;

          (d) the Applicants legally acquired any securities or assets subject to this Application/Declaration, and;

          (e) the consummation of the proposed transactions did not violate the legal rights of the holders of any securities issued by the Applicants.

          I hereby consent to the filing of this opinion as an exhibit to the Certificate.

                                        Very truly yours,


                                        /s/ Kirk Ramsauer
                                        ----------------------------------------
                                        Deputy General Counsel
                                        National Grid USA